Filed by: TCW ETF Trust

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934.

Subject Company: Metropolitan West Funds

SEC File No. 811-07989 and 333-18737

FOR IMMEDIATE RELEASE

TCW Files for New Active Fixed Income ETFs and ETF Conversions

LOS ANGELES – April 8, 2024 – The TCW Group, a leading global asset management firm, filed an initial registration statement in connection with two new active fixed income exchange-traded funds (ETFs) and the conversion of four active fixed income funds to ETFs.

“This is a logical extension of our exceptional fixed income business and existing ETF platform,” said Jennifer Grancio, Global Head of Distribution at TCW. “We look forward to continuing to provide our clients, including institutions, advisors, personal investors, and more with compelling investment strategies to achieve their savings and income goals.”

The initial registration statement concerns two new active fixed income ETFs:

●	TCW Multisector Credit Income ETF

●	TCW AAA CLO Bond ETF

The initial registration statement also concerns four new active fixed income ETFS, into which existing mutual funds advised by TCW Group and its affiliates will convert:

●	MetWest Flexible Income Fund, converting to TCW Flexible Income ETF

●	MetWest Floating Rate Income Fund, converting to TCW Senior Loan ETF

●	MetWest Investment Grade Credit Fund, converting to TCW Investment Grade ETF

●	TCW High Yield Bond Fund, converting to TCW High Yield Bond ETF

Shareholders of the mutual funds noted above will receive a prospectus/information statement concerning the conversions. Shareholders should read the combined prospectus/information statement, which will contain important information about the proposed conversions, when it becomes available. The conversions do not require shareholder approval.

Following their registration with the Securities and Exchange Commission, the ETFs will join TCW’s existing ETF offerings, which includes the TCW Transform Systems ETF (Ticker: NETZ), the TCW Transform Supply Chain ETF (Ticker: SUPP), and the TCW Transform 500 ETF (Ticker: VOTE).

To learn more about TCW’s suite of actively managed ETFs, please visit https://etf.tcw.com/.

About The TCW Group

TCW is a leading global asset management firm with a broad range of products across fixed income, alternative investments, equities, and emerging markets. With over half a century of investment experience, TCW today manages approximately $200 billion in client assets. Through its ETF suite, MetWest Funds and TCW Funds, TCW manages one of the largest fund complexes in the U.S. TCW’s clients include many of the world’s largest corporate and public pension plans, financial institutions, endowments and foundations, as well as financial advisors and high net worth individuals. For more information, please visit www.tcw.com.

Media Contact:

Doug Morris

Head of Corporate Communications

+1-213-244-0509

doug.morris@tcw.com

***

This communication is not a solicitation of proxy. This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed conversions, a combined prospectus/information statement that will be included in a registration statement on Form N-14 will be filed with the SEC. After the registration statement is filed with the SEC, it may be amended or withdrawn and the combined prospectus/information statement will not be distributed to shareholders unless and until the registration statement becomes effective. Shareholders should read the combined prospectus/information statement, which contains important information about the conversions, when it becomes available. For a free copy of the combined prospectus/information statement when it becomes available, please contact (866) 364-1383. The combined prospectus/information statement will also be available on the Securities and Exchange Commission’s website (www.sec.gov).

Investors should consider the investment objectives, risks, fees and expenses of the funds carefully. All investments involve risk, including the possible loss of principal. There is no guarantee that the investment objective of a Fund will be achieved. Past performance is no guarantee of future results.

Unlike mutual funds, ETFs may trade at a premium or discount to their NAV per share. Because ETF shares are traded in the secondary market, a broker may charge a commission to execute a transaction in the shares, and an investor may incur the cost of the spread between the price at which a dealer will buy shares and the price at which a dealer will sell shares.